[redacted]

14048940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, S.W.
(No. and Street)

Grandville	MI	49418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Megan Brower (616) 538-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.
(Name – *if individual, state last, first, middle name*)

205 East Main Street	Zeeland	MI	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Brower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH ANN NEWENHOUSE
Notary Public - Michigan
Ottawa County
My Commission Expires Aug 29, 2018
Acting in the County of ______

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL SECURITIES COMPANY

SCHEDULE OF ASSESSMENT AND PAYMENTS [GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

YEAR ENDED DECEMBER 31, 2013

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 24 2014

To the Stockholder and Board of Directors
Royal Securities Company
Grandville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Royal Securities Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Royal Securities Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Royal Securities Company's management is responsible for the Royal Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [checks written as shown in the Company's general ledger activity] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger details supported by RBC Dain annual settlement summary] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028009 FINRA DEC
ROYAL SECURITIES COMPANY 15*15
4095 CHICAGO DRIVE S.W.
PO BOX 509
GRANDVILLE MI 49468-0509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Megan Brower 616-301-1174

2. A. General Assessment (item 2e from page 2) $ 3,166

B. Less payment made with SIPC-6 filed (exclude interest) (1,879)
7/29/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,287

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,287

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Royal Securities Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 14.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,133,267
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,772,111
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	94,192
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 585	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	585
Total deductions	2,866,888
2d. SIPC Net Operating Revenues	$ 1,266,379
2e. General Assessment @ .0025	$ 3,166
	(to page 1, line 2.A.)

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma

INDEPENDENT AUDITOR'S REPORT

February 24, 2014

Stockholder and Board of Directors
Royal Securities Company

Report on the Financial Statements
We have audited the accompanying financial statements of Royal Securities Company (a Michigan corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

ROYAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 572,534
Clearing organization receivable	99,076
Commissions receivable	84,805
Employee and other receivables	22,678
Securities owned, at fair value	459,051
Net furniture, equipment, and other improvements	147,877
Deposits	25,000
Prepaid expenses	75,990
Prepaid income taxes	1,710
Total Assets	$ 1,488,721

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to clearing organizations	$ 419,307
Accrued sales commissions	246,920
Accounts payable	189,095
Accrued expenses	56,775
Deferred income taxes	11,900
Total Liabilities	923,997
Stockholder's Equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 9,700 shares issued and outstanding	9,700
Additional paid-in capital	269,176
Retained earnings	285,848
Total Stockholder's Equity	564,724
Total Liabilities and Stockholder's Equity	$ 1,488,721

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$3,722,465
Net dealer inventory and investment gains	358,419
Other	716,165
Total revenues	4,797,049
EXPENSES	
Broker commissions	2,354,639
Adminstrative salaries	628,910
Payroll related taxes	249,691
401(k) contribution	95,998
Group insurance	145,723
Other employee benefits	7,854
Clearing fees	102,599
Data communications	178,958
Advertising	25,928
Occupancy	296,336
Depreciation and amortization	37,450
Dues and subscriptions	16,791
Maintenance	65,836
Utilities	33,740
Taxes and licenses	27,795
Regulatory fees and assessments	254,312
Legal and professional	50,616
Outside services	41,226
Postage	22,983
Office supplies	26,349
Interest	585
Other	105,918
Total expenses	4,770,237
Income before income taxes	26,812
INCOME TAXES	
Federal income tax expense	(3,835)
Michigan income and business tax expense	(2,924)
Total income tax (expense) benefit	(6,759)
NET INCOME	$ 20,053

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2013	9,700	$ 9,700	$ 269,176	$ 265,795	$ 544,671
Net income	-	-	-	20,053	20,053
BALANCES, December 31, 2013	9,700	$ 9,700	$ 269,176	$ 285,848	$ 564,724

See notes to financial statements.

ROYAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net income		$ 20,053
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 37,450	
Deferred income taxes	700	
Change in assets and liabilities:		
(Increase) decrease in clearing organization receivable	118,509	
(Increase) decrease in commissions receivable	4,810	
(Increase) decrease in receivables from non-customers	3,629	
(Increase) decrease in securities inventory	(384,957)	
(Increase) decrease in other assets	(15,573)	
Increase (decrease) in accounts payable and accruals	616,521	
Total Adjustments		381,089
Net Cash Provided By Operating Activities		401,142
INVESTING ACTIVITIES		
Purchase of furniture, equipment and improvements		(16,023)
Net Increase (Decrease) in Cash and Cash Equivalents		385,119
Cash and Cash Equivalents, January 1, 2013		187,415
CASH AND CASH EQUIVALENTS, December 31, 2013		$ 572,534

See notes to financial statements.

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Royal Securities Company (the "Company"), a wholly owned subsidiary of RSC Holdings, Inc. is a securities broker/dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are predominately individuals residing in Western Michigan.

The Company operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). Under this exemption, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company, at certain times, maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Receivables – Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance. No allowance for doubtful accounts is considered necessary.

Securities Owned - Securities owned consists of state, municipal, and corporate obligations which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated life of the assets.

Commission Income – Commission income and related clearing expenses are recorded on a trade-date basis and normally settled within 30 days.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Income taxes - Deferred income tax assets and liabilities are determined by applying the currently enacted tax laws and rates to the cumulative temporary differences between the carrying value of assets and liabilities for financial statements and income tax purposes. Deferred income tax expense or credit is measured by the change in the deferred income tax asset and liability accounts during the year.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2013.

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2013.

The Company's tax returns for the prior three years remain subject to examination by the Internal Revenue Service.

Advertising Costs – The Company incurred and expensed advertising costs of $25,928 for the year ended December 31, 2013.

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2014, the date the financial statements were available to be issued.

NOTE B: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2013, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company had net capital of $213,083, which was $113,083 in excess of the required amount of net capital. The Company's net capital ratio was 4.28 to 1.

NOTE C: **FAIR VALUE MEASUREMENT**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs used to measure fair value into three broad levels:

- Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 consist of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Equities	$ 459,051	$ -	$ -	$ 459,051

NOTE D: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are as follows at December 31, 2013:

Leasehold improvements	$ 45,235
Office furniture and equipment	271,531
Computer equipment	39,601
Total	356,367
Less accumulated depreciation	(208,490)
Net furniture, equipment and leasehold improvements	$ 147,877

NOTE E: LEASES

The Company occupies office space under an operating lease agreement with a limited liability company whose owners are shareholders of RSC Holdings, Inc. that expires April 2015. Monthly rental rates were $12,500 during the year. Total rent expense under this lease was $150,000 for the year ended December 31, 2013.

The Company rents office space under an operating lease agreement that expires June 2017. Monthly rental rates ranged from $5,276 to $5,405 during the year and are subject to annual increases. The lease contains renewal options for 5 consecutive 12 month periods. Total rent expense under this lease was $68,961 for the year ended December 31, 2013.

The Company rents office space under an operating lease agreement that expires May 2015. Monthly rental rates ranged from $4,025 to $4,150 during the year. Total rent expense under this lease was $49,175 for the year ended December 31, 2013.

The Company rents office space under an operating lease agreement that expires June 2015. Monthly rental rates ranged from $2,300 to $2,400 during the year and are subject to annual increases. The lease contains renewal options for 3 consecutive 12 month periods. Total rent expense under this lease was $28,200 for the year ended December 31, 2013.

Total rent expense under all leases (including short-term rentals) was $296,336 for the year ended December 31, 2013.

Future minimum lease payments under the operating leases are as follows:

Year ended December 31	Amount
2014	$ 295,808
2015	152,450
2016	69,013
2017	34,941
Thereafter	-
	$ 552,212

ROYAL SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE F: PROVISION FOR FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following:

Current	$	3,135
Deferred		700
	$	3,835

Significant components of the Company's deferred tax liabilities (assets) at December 31, 2012 are as follows:

Tax over book depreciation	$	12,748
Net operating loss carryover		(17)
Contributions carryover		(831)
	$	11,900

The Company has a net operating loss carryover of $113 which expires in 2020.

The Company has charitable contribution carryovers which expire as follows: $2,633 – 2014 and $2,899 - 2015.

NOTE G: RETIREMENT PLAN

The Company has a 401(k) and profit sharing plan (a "safe-harbor" plan) under which the Company contributes 3% of eligible wages for eligible employees. The plan covers all full-time employees with at least one year of service. Company matching contributions totaled $95,998 for the year ended December 31, 2013. Profit sharing contributions are at the discretion of the Company and were $0 for the year ended December 31, 2013.

NOTE H: STOCK REPURCHASE AGREEMENT

RSC Holdings, Inc. and its stockholders are parties to an agreement under which the Company has the option to repurchase shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years.

NOTE I: RELATED PARTY TRANSACTIONS

The Company rents office space from a limited liability company whose owners are shareholders of RSC Holdings, Inc., as described in Note E.

The Company receives management fees from Royal Advisors, LLC, which is wholly owned by RSC Holdings, Inc. Management fees for the year ended December 31, 2013 totaled $663,781.

NOTE J: **CASH FLOW INFORMATION**

Cash paid for interest was $585 in the year ended December 31, 2013.

Cash paid for federal and state income taxes was $12,917 in the year ended December 31, 2013.

NOTE K: **CONCENTRATIONS OF CREDIT RISK**

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables.

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company's uninsured bank balances totaled $271,716.

Receivables were substantially collected subsequent to year-end and are considered subject to minimal risk.

SUPPLEMENTARY SCHEDULES

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Total Stockholder's Equity	$ 564,724
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	564,724
Deductions	
Non-allowable assets	
Non-allowable cash	125
Non-customer receivables	22,508
Furniture, equipment and leasehold improvements	147,877
Prepaid expenses and other	77,825
Total deductions	248,210
Net capital before haircuts on securities positions	316,514
Haircuts on securities positions	
Trading and investment securities	
Money market account	629
State and municipal obligations	683
Corporate obligations	68,255
Undue concentration	33,864
Total haircuts on securities positions	103,431
NET CAPITAL	$ 213,083

ROYAL SECURITIES COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

Aggregate indebtedness	
Payable to clearing organizations	$ 419,307
Accrued sales commissions	246,920
Accounts payable	189,095
Accrued expenses	56,775
Total aggregate indebtedness	$ 912,097
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness) (1)	$ 60,806
Minimum dollar net capital required (2)	$ 100,000
Net capital requirement (greater of (1) or (2) above)	$ 100,000
Excess net capital	$ 113,083
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$ 93,083
Percentage of aggregate indebtness to net capital	428.05

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FROM X-17A-5 AS OF DECEMBER 13, 2013

There is no significant difference between net capital as reported above, and the Company's amended unaudited Form X-17a-5 as of December 31, 2013, filed on February 24, 2013.

ROYAL SECURITIES COMPANY

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule as an introducting broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule as an introducting broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and otherwise does not hold funds or securities of customers.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 24, 2014

Stockholders and Board of Directors
Royal Securities Company

In planning and performing our audit of the financial statements of Royal Securities Company (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants